

May 21, 2012

<u>Via E-mail</u>
Mr. Malon Wilkus
Chief Executive Officer
American Capital Agency Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

> **Re:** **American Capital Agency Corp.**
> **Form 10-K**
> **Filed February 23, 2012**
> **File No. 001-34057**

Dear Mr. Wilkus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1 . Business, page 2</u>

<u>Our Financing Strategy, page 6</u>

1.   We note the disclosure throughout regarding the risk of margin calls. In future Exchange Act periodic reports, please provide additional disclosure regarding the mechanics by which your lenders can require a margin call, such as the objective nature of any valuation of collateral, whether the valuation is at the sole discretion of the lender, and the typical time period in which additional collateral must be provided.

<u>Economic Interest Expense and Cost of Funds, page 49</u>

2.   We note your disclosure of weighted average pay rate on swaps. In future Exchange Act reports, please discuss any material trends in your weighted average pay rate that you believe are reasonably likely to impact financial performance in future periods.

Note 2. Summary of Significant Accounting Policies, page 69

Repurchase Agreements, page 71

3.   We note that you have entered into a significant amount of repurchase agreements.
        Please advise us if any of your transactions are repurchase financings under ASC 860-10-
        40-42. If so, please tell us your accounting policy for these transactions, whether they are
        accounted for as separate or linked and consider expanding your disclosure in future
        filings accordingly.

Note 4. Repurchase Agreements and Other Debt, page 81

4.   Please tell us how your disclosure complies with Rule 4-08(m)(1)(ii)(A) of Regulation
        S-X.

Exhibits

5.   We note your statement on page 95 that the asterisk denotes documents that have been
        "fully or partly previously filed." Please note that incomplete exhibits may not be
        incorporated by reference. Please refer to Instruction No. 1 to Item 601 of Regulation S-
        K. Please tell us whether you have incorporated incomplete exhibits.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   ●   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ●   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   ●   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or Duc Dang at (202) 551-3386 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Samuel A. Flax